Exhibit 99.2

SMART Technologies Inc.

BY-LAW NO. 1

A by-law relating generally to the conduct

of the business and affairs of

SMART Technologies Inc.

Amended and Restated Effective January 22, 2013

SMART Technologies Inc.

BY-LAW NO. 1

Table of Contents

(continued)

-ii-

BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of SMART Technologies Inc.

PART ONE

INTERPRETATION

1.01	Definitions

In this By-Law, unless the context otherwise requires:

(a)	“Act” means the Business Corporations Act (Alberta) and the regulations made thereunder and any statute and regulations that may be substituted therefor, as from time to time amended;

(b)	“Articles” means the Articles of Incorporation of the Corporation as from time to time amended or restated;

(c)	“Board” means the board of directors of the Corporation;

(d)	“By-Laws” means this By-Law No. 1 and all other by-laws of the Corporation from time to time in force and effect;

(e)	“Class B Nominee” means a director who was nominated by the Class B Shareholders;

(f)	“Class B Shareholders” means the holders of Class B Shares from time to time;

(g)	“Class B Shares” means Class B Common Shares in the capital of the Corporation;

(h)	“Corporation” means SMART Technologies Inc.;

(i)	“Independent” means a person who is: (A) independent of the Corporation under applicable law for the purposes of serving on a committee of the Board; and (B) a Non-Affiliate;

(j)

“Non-Affiliate” means a person who is: (A) not a Class B Nominee of any Class B Shareholder; and (B) not a director, officer, employee, contractor, agent or representative of any Class B Shareholder; and (C) acting at arm’s length with each Class B Shareholder;

(k)

“Recorded Address” means in the case of a shareholder the address as recorded in the securities register; in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the Board, the latest address for such person as recorded in the records of the Corporation or, in the case of a director, in the last notice of directors filed under the Act; and

(l)	“Signing Officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.01 or by a resolution passed pursuant thereto.

All terms and expressions defined in the Act and used herein shall have the same meaning herein as in the Act.

1.02	Construction

Words importing the singular include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated associations.

PART TWO

BUSINESS OF THE CORPORATION

2.01	Execution of Instruments

All instruments and documents of whatsoever kind may be signed on behalf of the Corporation by the Chairman, the Vice-Chairman, the Chief Executive Officer, the President, a Vice-President or a director together with another one of the foregoing persons or together with the Secretary, the Treasurer, an Assistant Secretary or an Assistant Treasurer. The Board may, however, by resolution authorize another person or persons by whom, and the manner in which, any particular instrument or document or class of instruments or documents may or shall be signed, including the use of facsimile reproductions of signatures and the use of a corporate seal or a facsimile reproduction thereof.

2.02	Corporate Seal

The Corporation may but need not have a corporate seal. Any corporate seal adopted for the Corporation shall be such as the board of directors may by resolution from time to time approve.

2.03	Voting Rights in Other Entities

Except when otherwise directed by the Board, Signing Officers may execute and deliver proxies which, unless required by applicable law, need not be under corporate seal of the Corporation, and arrange for the issuance of any certificate or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such certificate or other evidence shall be in favour of such person or persons as the Signing Officers executing or arranging for the issuance thereof may determine. In addition, the Board, or failing the Board, the Signing Officers, may direct the manner in which and the person or persons by whom any voting rights or class of voting rights shall be exercised.

2.04	Financial Year

Until changed by resolution of the Board, the financial year of the Corporation shall end on the 31st day of March in each year.

PART THREE

BORROWING

3.01	Borrowing Power

Without limiting the borrowing powers of the Corporation as set forth in the Act, the Board may from time to time:

(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

(c)

give a guarantee on behalf of the Corporation to secure performance of an obligation of any person or give, directly or indirectly, financial assistance to any person on behalf of the Corporation by means of a loan, guarantee or otherwise; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

3.02	Delegation

The Board may from time to time delegate to one or more directors or officers of the Corporation any or all of the powers set out in Section 3.01 to such extent and in such manner as the Board may determine.

PART FOUR

COMPOSITION OF BOARD; COMMITTEES

4.01	Number

The Board shall consist of such number of directors as is fixed by the Articles, or where the Articles specify a minimum and maximum number of directors, shall consist of such number of directors as is fixed by the Board up to eight (8) directors.

4.02	Nomination of Class B Nominees

The Class B Shareholders may nominate directors in connection with any meeting of shareholders where directors are to be elected, provided that at no time may the Board have more than four (4) Class B Nominees.

4.03	Electing Directors

At each annual or special meeting of the shareholders of the Corporation at which directors are to be elected, the Corporation will include in the slate of nominees proposed by the Board in the Corporation’s information circular distributed in connection with the solicitation of proxies for such meeting of shareholders, the names of the Class B Nominees.

Each Class B Shareholder will provide the other Class B Shareholders and the Corporation with written notice of any change in their respective nominees in connection with an annual or special meeting of the shareholders of the Corporation at least fifty (50) days before the meeting of the shareholders of the Corporation at which elections of directors will be held.

4.04	Replacement of Class B Nominees

If a Class B Nominee ceases to be a director (the “Departing Nominee”), the Class B Shareholder who nominated such Departing Nominee may nominate a director to replace the Departing Nominee, provided that if a replacement director is not nominated by such Class B Shareholder within thirty (30) days following the date on which the Departing Nominee ceases to be a director, the Corporate Governance and Nominating Committee (or equivalent) of the Corporation may nominate a replacement director, who must be Independent, to fill the vacancy and such nominee, if elected by the shareholders or by the Board pursuant to Section 4.05, will serve as a director until his or resignation or removal and replacement by the Class B Shareholder who nominated the Departing Nominee. Any Independent director elected by the shareholders or by the Board under this Section 4.04 will be required to submit an undated resignation at this time of his or her appointment to facilitate his or her replacement by the applicable Class B Shareholder. If a Class B Shareholder loses its right to nominate a director, the corporate governance and nominating committee (or equivalent) of the Corporation may nominate a replacement director who must be Independent.

4.05	Vacancies

Subject to the Act and to Section 4.04, the Board may fill a vacancy among the directors, except a vacancy resulting from an increase in the minimum number of directors or from a failure to elect the minimum number of directors required by the articles. If there has been a failure to elect the minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

4.06	Audit Committee

The Corporation will have an audit committee (the “Audit Committee”) which will be comprised of no less than three (3) directors. The Audit Committee shall be comprised entirely of Independent directors, other than during the period when applicable securities legislation permits non-Independent directors to be members of the Audit Committee. The Audit Committee will perform such functions as determined by a majority vote of the Board, which functions will be as required by law and as are usual and customary for an audit committee of a public company.

4.07	Corporate Governance and Nominating Committee

Following the time at which the Board has at least three (3) Independent directors, the Corporation will have a corporate governance and nominating committee (the “Corporate Governance and Nominating Committee”) which will be comprised of at least three (3) directors. Each member of the Corporate Governance and Nominating Committee must be Independent. The Corporate Governance and Nominating Committee will perform such functions as determined by a majority vote of the Board, which functions will be as required by law and as are usual and customary for a corporate governance and nominating committee of a public company.

4.08	Compensation Committee

The Corporation will have a compensation committee (the “Compensation Committee”) which will be comprised of at least two (2) directors. Each member of the Compensation Committee must be Independent. The Compensation Committee will:

(a)

review and determine salary, bonus and other compensation for the Executive Chairman and the Chief Executive Officer of the Corporation and its subsidiaries, and for all executive officers of the Corporation and subsidiaries who report directly to the Chief Executive Officer (including but not limited to the Chairman, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, General Counsel and any other senior employees designated for this purpose by the Compensation Committee from time to time); and

(b)	such other tasks as the Board may from time to time authorize by a majority vote.

4.09	Other Committees

The Board may, by majority vote, establish committees other than the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee. Each Class B Nominee is entitled (but not obligated) to sit on any such other committee unless, in the good faith determination of a majority of the Independent directors (following obtaining the advice of counsel), a Class B Nominee would be in a position of an actual or perceived conflict of interest in discharging the duties of a member on such committee, in which case such Class B Nominee will not be entitled to sit on the committee giving rise to the conflict.

PART FIVE

DIRECTORS’ MEETINGS

5.01	Number of Directors and Quorum

A majority of the directors forms a quorum of the Board. If, as a result of the exclusion of a conflicted director from a part of a Board meeting during which the subject matter of the relevant conflict of interest is discussed, no quorum exists for the purpose of voting on a resolution, the remaining directors will be deemed to form a quorum for the purpose of voting on the resolution.

5.02	Meetings of the Board

Meetings of the Board shall be held from time to time and at such place as the Board, the Chairman, the Lead Director, the Vice-Chairman, the Chief Executive Officer or any two directors may from time to time determine. The Secretary shall call a meeting of the Board when directed to do so by the Chairman, the Lead Director, the Vice-Chairman, the Chief Executive Officer or any two directors.

5.03	Notice

No notice need be given of the first meeting of the Board following a meeting of shareholders at which directors are elected if such meeting of the Board is held immediately after the meeting of shareholders. Notice of all other meetings of the Board shall be delivered, mailed or communicated by means of telephonic, electronic or any other communications facilities to each director not less than five (5) calendar days prior to the date when the meeting is to be held, except where the persons who fix the time and date of the meeting under Section 5.02 (acting reasonably) determine that the meeting is extraordinary and urgent, in which case the notice may be given twenty-four (24) hours prior to the time when the meeting is to be held.

5.04	Chairman of Board Meetings

The chairman of any meeting of the Board shall be the first mentioned of the following officers who is also a director and is present or deemed to be present at the meeting: the Chairman, the Lead Director, the Vice-Chairman, the Chief Executive Officer, the President or a Vice-President. If no such officer is present, the directors shall choose one of their number to chair the meeting.

5.05	Voting

At all Board meetings every question shall be decided by a majority of the votes cast thereon. In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

5.06	Participation by Electronic Means

A director may, if all the directors of the Corporation consent, participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by those means is deemed for the purposes of the Act and the By-Laws to be present at that meeting. Any such consent of a director may be validly given before or after the meeting to which it relates and may be given with respect to all meetings of directors or of any committees of directors held while a director holds office.

5.07	Director with Conflict of Interest

(1)        Any director who has a conflict of interest or potential conflict of interest with the Corporation shall:

(a)	disclose the conflict of interest or potential conflict of interest in a timely manner to the Board;

(b)

recuse himself from any meeting where the subject matter of the conflict of interest or potential conflict of interest is to be considered, failing which the chairman of the meeting shall have the authority to direct such director to recuse himself from such meeting; and

(c)	not vote on the matter.

(2)        Notwithstanding the foregoing Section 5.07(1), if the subject matter of the conflict of interest or potential conflict of interest relates primarily to the director’s remuneration as a director of the Corporation or to indemnity or insurance available to directors, the director may participate fully in consideration and voting, and will be counted for purposes of determining quorum.

(3)        If an issue arises in a meeting of the Board or a committee of the Board as to whether or not a director has a conflict of interest, the chairman of the meeting may call for a vote on the matter and the director in question must leave the meeting while the matter is addressed. The Board or the Board committee, as the case may be, will rule on the matter or may elect to have the chairman of the meeting rule on the matter.

PART SIX

MEETINGS OF SHAREHOLDERS

6.01	Participation in Meetings by Electronic Means

Any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation has made available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act and the By-Laws to be present at the meeting.

6.02	Meeting Held by Electronic Means

If the directors of the Corporation call a meeting of shareholders pursuant to the Act, those directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A person participating in a meeting of shareholders held by such means is deemed to be present in person at the meeting and will have the opportunity to participate to the same extent as if the person were attending in person and in full purview of other shareholders.

6.03	Presiding Officer

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and is present or deemed to be present at the meeting: the Chairman, the Lead Director, the Vice-Chairman, the Chief Executive Officer, the President or a Vice-President who is also a director. In the absence of any such officer, the shareholders shall choose one of their number to chair the meeting. The secretary of the meeting shall be the Secretary of the Corporation or failing him, the Assistant Secretary of the Corporation. Notwithstanding the above, the chairman of the meeting, at his sole discretion, may appoint a person, who need not be a shareholder, to act as secretary of the meeting.

6.04	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the Articles or the By-Laws to be present. Any other person may be admitted only with the consent of the chairman of the meeting or with the consent of the meeting.

6.05	Quorum

A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for such a shareholder, and together holding or representing five percent of the outstanding shares of the Corporation entitled to vote at the meeting.

6.06	Scrutineers

At any meeting of shareholders, the chairman of the meeting may with the consent of the meeting appoint one or more persons, who may be shareholders, to serve as scrutineers.

6.07	Votes to Govern

At any meeting of shareholders, unless a special resolution is required, all questions shall be decided by the majority of votes cast on the question.

6.08	Voting

(1)        Subject to the Act, every question submitted to any meeting of shareholders shall be decided on a show of hands, except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting. A declaration by the chairman of the meeting that the question has been carried, carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of such fact; and the results of the vote so taken and declared shall be the decision of the shareholders upon the said question.

(2)        Where (i) two or more classes of shares of the Corporation are entitled to vote on any matter and (ii) such shares carry different entitlements as to the number of votes represented thereby, whether on a share-by-share basis or on a class-by-class basis and (iii) such shares are not required by law or by the provisions of the Corporation’s articles or by-laws to vote as separate classes in respect of such matter, then the results of a vote by show of hands shall be determined so as to give effect to the different voting entitlements carried by such shares and not on the basis that each shareholder or proxyholder shall have one vote on such show of hands.

(3)        A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by a show of hands. The ballot shall be taken in such manner as the chairman of the meeting shall direct. The results of the ballot so taken and declared shall be the decision of the shareholders upon the said question.

6.09	Electronic Voting

(1)        Any person entitled to attend and vote at a meeting of shareholders may vote at the meeting in person or by proxy and, subject to any determinations made from time to time by the Board, may appoint a proxy by any method permitted by law, including over the Internet, by the input of data using telephonic facilities or by reproduction using facsimile or electronic facilities.

(2)        To the extent permitted by the By-Laws or the Articles of the Corporation or by the Act or other laws governing the Corporation, the Board may establish, in connection with any meeting of shareholders, procedures regarding voting at the meeting by means of the Internet, telephonic, electronic or other communication facilities, and make available such communication facilities consistent with those procedures. The Board may determine from time to time that the voting at any specific meeting shall be held entirely by such means.

PART SEVEN

OFFICERS

7.01	Appointment

The Board may from time to time elect or appoint officers with such duties and powers and for such terms of office as the Board deems advisable and, in particular, a Chairman, a Vice-Chairman, a Chief Executive Officer, a President, a Chief Operating Officer, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Controller, a Secretary and a Treasurer (who may also be Vice-Presidents), and one or more assistants to any of the officers so elected or appointed. Except as provided in Section 7.02, the same person may hold more than one office.

7.02	Chief Executive Officer

The Board may designate an officer as Chief Executive Officer of the Corporation who, as such, shall, subject to the authority of the Board, have general supervision over the business of the Corporation. The Chairman and the Chief Executive Officer of the Corporation shall not be the same person, except in the event of the death, resignation or removal of the Chairman or the Chief Executive Officer, until such time as a permanent successor is appointed as Chairman or Chief Executive Officer, as the case may be.

7.03	Chief Operating Officer

The Board may designate an officer as the Chief Operating Officer who, as such, shall have the powers and duties as the Board or the Chief Executive Officer may specify.

7.04	Vice-Chairman

The Vice-Chairman, if any, in the absence or non-appointment of the Chairman, shall preside as chairman at all meetings of the Board and shareholders.

7.05	Vice-Presidents

During the absence or disability of the President, his duties shall be performed and his powers exercised by the Vice-President or, if there is more than one, by the Vice-President or Vice-Presidents designated from time to time by the Board or the President; provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or of a committee of directors. A Vice-President shall have such other powers and duties as the Board or Chief Executive Officer may specify.

7.06	Chairman

The Chairman shall, if present, preside as chairman at all meetings of the Board and of shareholders and shall have such other powers and perform such other duties as may from time to time be assigned to him by resolution of the directors.

7.07	Lead Director

If the Chairman is a member of management, the Board must appoint from their number a “Lead Director” who is fully independent of management. The Corporation shall have a lead director for so long as the Chairman remains a member of management. The Lead Director shall have such other powers and perform such other duties as may from time to time be assigned to him by resolution of the directors.

7.08	Controller

The Controller shall be the principal officer in charge of the accounts of the Corporation and shall have such other powers and duties as may be assigned to him by the Chief Executive Officer.

7.09	Secretary

The Secretary shall attend and be the secretary of all meetings of the Board, committees of the Board (unless another person is designated to act as secretary of such meeting or meetings by any such committee), and shareholders and the secretary or such other designated person in the case of meetings of any committees of the Board shall maintain minutes of all proceedings thereat. The Secretary shall give, or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the Board and shall be custodian of the corporate seal and records of the Corporation, except when another officer has been appointed for that purpose, and the Secretary shall have such other powers and duties as the Board or the Chief Executive Officer may specify. The Assistant Secretary or, if more than one, the Assistant Secretaries, shall assist the Secretary in the performance of his duties and shall exercise all his powers and carry out all his duties in the absence or disability of the Secretary.

7.10	Treasurer

The Treasurer shall have the care and custody of all funds and securities of the Corporation and shall deposit or cause to be deposited all moneys of the Corporation with the Corporation’s bankers, or otherwise deal with the same, including the short term investment of moneys, as designated by the Board, provided that the Treasurer may from time to time arrange for the temporary deposit of moneys of the Corporation in banks, trust companies or other financial institutions within or outside Canada not so designated by the Board for the purpose of facilitating transfer thereof to the credit of the Corporation in a bank, trust company or other financial institution so designated. The books and accounts shall at all times be open to inspection and examination by the Board, by any committee of the Board, by the President or by any person appointed by the Board for that purpose. The Treasurer shall sign or countersign such instruments as require his signature and shall perform all duties incident to his office. The Treasurer shall have such other powers and duties as the Board or the Chief Executive Officer may specify. The Assistant Treasurer, or if more than one, the Assistant Treasurers, shall assist the Treasurer in the performance of his duties and shall exercise all the Treasurer’s powers and carry out all his duties in the absence or disability of the Treasurer.

7.11	Term of Office

The Board, in its discretion, may remove any officer of the Corporation, without prejudice to the rights of such officer under any employment contract. Otherwise each officer of the Corporation shall hold office until his successor is elected or appointed or until his earlier resignation.

PART EIGHT

INDEMNITY

8.01	Limitation of Liability

No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or agent or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be lodged, deposited or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged, deposited or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same are occasioned by his own wilful neglect or default, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. Subject to applicable law, the directors for the time being of the

Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the Board. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

8.02	Indemnity

(1)        Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and the director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or potential action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal or administrative action or proceeding to which the director or officer is made a party by reason of being or having been a director or officer of that corporation or body corporate.

(2)        The Corporation shall advance funds to a director, officer or other person for the costs, charges and expenses of a proceeding referred to in paragraph (1). The individual shall repay the funds advanced if the individual does not fulfill the conditions of paragraph (3).

(3)        The Corporation shall not indemnify a person under paragraph (1) unless the person:

(a)	acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)

in the case of a criminal, quasi-criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that the person’s conduct was lawful.

(4)        The Corporation shall, with the approval of a court, indemnify a person referred to in paragraph (1), in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director of officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action, if the person fulfills the conditions set out in paragraph (3).

(5)        Notwithstanding anything in this section, a person referred to in subsection (1) is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the person in connection with the defence of any civil, criminal or administrative action or proceeding to which the person is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if the person seeking indemnity:

(a)	was substantially successful on the merits in the person’s defence of the action or proceeding;

(b)	fulfills the conditions set out in paragraph (3); and

(c)	is fairly and reasonably entitled to indemnity.

(7)        The Corporation may purchase and maintain insurance for the benefit of any person referred to in subsection (1) against any liability incurred by the person:

(a)

in the person’s capacity as a director or officer of the Corporation, except when the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the Corporation; or

(b)

in the person’s capacity as a director or officer of another body corporate if the person acts or acted in that capacity at the Corporation’s request, except when the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the body corporate.

PART NINE

SHARE CERTIFICATES

9.01	Securities Registrars, Transfer Agents and Dividend Disbursing Agents

The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. The Board may also from time to time appoint a dividend disbursing agent to disburse dividends. One person may be appointed to any number of the aforesaid positions. The Board may at any time terminate any such appointment.

9.02	Deceased Shareholder

In the event of the death of a holder or of one of the joint holders of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by applicable law and upon compliance with the reasonable requirements of the Corporation and its transfer agent.

9.03	Lost, Defaced or Destroyed Certificates

The Board, or any officer or agent designated by it, may in its or his discretion, direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has become mutilated or defaced or in substitution for a certificate that has become lost, stolen or destroyed upon payment of such fee, if any, and on such terms as the Board may from time to time prescribe whether generally or in any particular case.

9.04	Endorsement on all Class B Shares

For such time as there are more than one (1) Class B Shareholder, the certificates for Class B Shares will have endorsed thereon in bold type the following legend:

“The Class B Shares represented by this certificate are subject to the provisions of a Securityholders Agreement made the 28th day of June, 2010, as amended the 22nd day of January, 2013, between, among others, SMART Technologies Inc., IFF Holdings Inc., Intel Corporation and School S.à r.l. No transfer, sale, assignment, pledge, hypothecation or other disposition of the Class B Shares represented by this certificate may be made except in accordance with the provisions of the Securityholders Agreement and Applicable Law (as defined in the Securityholders Agreement). The holder of the Class B Shares represented by this certificate, by acceptance of such Class B Shares, agrees to be bound by all the provisions of the Securityholders Agreement.

The Class B Shares represented by this certificate have not been registered under the Securities Act of 1933, as amended or any state securities or blue sky laws and may not be transferred, sold, assigned, pledged, hypothecated or otherwise disposed of, except (A) pursuant to an effective registration statement under the Securities Act of 1933, amended or (B) pursuant to an exemption from such registration.

The Class B Shares are subject to re-sale restrictions under Applicable Law in Canada and may not be sold, assigned, pledged, hypothecated or otherwise disposed of except in accordance with Applicable Law.”

PART TEN

DIVIDENDS AND RIGHTS

10.01	Dividend

Subject to the Act and the Articles, the Board may from time to time declare and the Corporation may pay dividends on its issued shares to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

10.02	Dividend Cheques

A dividend payable in cash shall be paid by cheque drawn either on the bankers of the Corporation or those of its dividend disbursing agent to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his Recorded Address or to such other address as the holder directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their Recorded Address, or to the first address so appearing if there are more than one. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

10.03	Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation or its dividend disbursing agent shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe whether generally or in any particular case.

10.04	Unclaimed Dividends

No dividends shall bear interest as against the Corporation. Except as otherwise expressly provided in the Articles with respect to any class or series of shares, any dividend unclaimed for one year after having been declared payable may be invested or otherwise made use of by the directors for the benefit of the Corporation. Any dividend unclaimed after a period of three years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation, but the Board may nevertheless authorize the subsequent payment of any such dividend on such terms as to indemnity and evidence of title as the Board may from time to time prescribe, whether generally or in any particular case.

PART ELEVEN

NOTICES

11.01	Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the Articles, the By-Laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the Board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person’s Recorded Address or if mailed to such person at his Recorded Address by prepaid ordinary or air mail or if sent to such person at his Recorded Address by any means of prepaid transmitted or recorded communication, or if provided in the form of an electronic document so long as the shareholder, director, officer, auditor or member of a committee of the Board has consented to receive the notice in such form. Subject to the Act, a notice so delivered shall be deemed to have been given when it is delivered personally or to the Recorded Address aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered for dispatch; and a notice so sent in the form of an electronic document shall be deemed to have been given when transmitted. The Secretary may change or cause to be changed the Recorded Address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by him to be reliable.

11.02	Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons at their Recorded Address shall be sufficient notice to all of them.

11.03	Computation of Time

Subject to applicable law, in computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.04	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice shall not invalidate such notice or any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.05	Persons Entitled by Death or Operation of Law

Every person who by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his interest in such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

PART TWELVE

EFFECTIVE DATE

12.01	Effective Date

This By-Law shall be effective as of January 22, 2013.

MADE the 22nd day of January, 2013.

Director	Director